Samfine Creation Holdings Group Limited

December 8, 2023

Via EDGAR

Ms. Jennifer Angelini

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No.1 to Registration Statement on Form F-1
Filed December 1, 2023
File No. 333-275498

Ladies and Gentlemen:

This letter is in response to the letter dated December 4, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amended Registration Statement No. 2”) is being filed to accompany this letter.

Amendment No.1 to Form F-1

Dilution, page 61

1. Refer to the first paragraph and your disclosure of the computation of historical net tangible book value of US$889,891 at June 30, 2023. We note your deferred IPO costs are reflected in the balance sheet line item, prepayments and other current assets, net, on pages F-29 and F-45. Please provide us with the detailed computation of your historical net tangible book value based on the amounts shown in the June 30, 2023 balance sheet or notes.

In response to the Staff’s comment, we revised our disclosure on page 61 of Amended Registration Statement No.2 to reflect the computation of the historical net tangible book value based on the amounts shown in the June 30, 2023 balance sheet or notes. The computation of the historical net tangible book value is as follows: net assets of US$2,675,941, less deferred IPO cost of US$728,911, intangible assets of US$93,019, right-of-use assets of US$884,354 and deferred tax assets of US$220,981, equal to a net tangible book value of US$748,676.

Exhibits

2. Please file the form of underwriting agreement as an exhibit with your next amendment.

In response to the Staff’s comment, we filed the form of underwriting agreement as Exhibit 1.1 to Amended Registration Statement No.2.

3. Please have counsel remove assumption 10 from the legal opinion filed as Exhibit 5.1 It is not appropriate for counsel to assume that the company is not in bankruptcy. For more information, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, assumption 10 from the legal opinion filed as Exhibit 5.1 was removed, and we filed the revised legal opinion as Exhibit 5.1 to Amended Registration Statement No. 2.

General

4. Your revisions in response to prior comment 5 state that, “The Resale Shares may be sold once our Ordinary Shares begin trading on Nasdaq” and “The Selling Shareholders will sell their shares only when our Ordinary Shares begin trading on Nasdaq.” Please revise the resale prospectus to confirm that the resale shares will not be sold unless the firm commitment offering is completed.

In response to the Staff’s comment, we revised our disclosure on the cover page of the Resale Prospectus and page Alt-4 of Amended Registration Statement No. 2 to confirm that the resale shares will not be sold unless the firm commitment offering is completed.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC